SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: July 17, 2026

List of Materials

Documents attached hereto:

Disposal of Treasury Shares upon Vesting of Restricted Stock Units (“RSUs”)

July 17, 2026

Sony Group Corporation

Disposal of Treasury Shares upon Vesting of Restricted Stock Units (“RSUs”)

In the fiscal year ended March 31, 2023, Sony Group Corporation (the “Corporation”) introduced a stock compensation plan under which shares of its common stock are delivered after the vesting of RSUs (the “Plan”), and today announced that, pursuant to the delegation of authority approved by resolutions of the Board of Directors of the Corporation, the Representative Corporate Executive Officer of the Corporation decided to dispose of treasury shares (the “Disposal of Treasury Shares”) upon the vesting of a certain number of the RSUs previously granted, as follows:

1.  Outline of the Disposal of Treasury Shares

(1) Payment date	August 3, 2026
(2) Class and number of shares to be disposed of

1,142,196 shares of common stock of the Corporation

(However, this number of shares to be disposed of may be reduced before the payment date due to the death of the allottee or for other reasons as specified in the Corporation’s internal rules related to RSUs.)

(3) Disposal price	3,438 yen per share
(4) Total disposal price of shares to be disposed	3,926,869,848 yen
(5) Allottees

Plan A

1 director of the Corporation

10,788 shares in total

Plan B

1 corporate executive officer of the Corporation

37,055 shares in total

3 directors and other officers of the Related Companies (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article (hereinafter the same shall apply)) of the Corporation:

162,313 shares in total

Plan C

2 employees of the Corporation:

15,354 shares in total

29 directors and other officers of the Related Companies of the Corporation:

164,633 shares in total

329 employees of the Related Companies of the Corporation:

725,289 shares in total

Plan D

3 directors and other officers of the Related Companies of the Corporation:

26,764 shares in total

2.  Purpose of and Reasons for the Disposal of Treasury Shares

The Corporation introduced the Plan in the fiscal year ended March 31, 2023. The Plan was introduced with the purpose of giving the recipients under the Plan (the “Recipients”) an incentive to contribute towards the improvement of the business performance of the Corporation and the Related Companies of the Corporation (together with the Corporation, the “Group Companies”) and thereby improve the business performance of the Group Companies by making the economic interest, which the Recipients will receive, correspond to the business performance of the Group Companies.

<Overview of the Plan>

(1) Designation of the Recipients

The Recipients under the Plan are the directors (including outside directors), Corporate Executive Officers, other officers and employees of the Corporation, and directors (including outside directors), other officers and employees of its subsidiaries.

* These are the Recipient positions at the time of grant of the RSUs, and the positions at the time of vesting may differ.

(2) Outline of RSUs

Under the Plan, the Corporation will grant, in advance, the Recipients the number of RSUs determined by the Corporation and will deliver shares of common stock of the Corporation (the “Share(s)”), the number of which is the same as the number of such units that vest (the “Number of Shares for RSUs”) if the RSUs vest by any of the methods set out in (3) below.

(3) Vesting of RSUs

Plan A, Plan B, Plan C, Plan D, Plan E, and Plan F are established as the method of vesting, and, in principle, RSUs shall vest in accordance with the methods described below.

Plan A: All RSUs shall vest after nine years from the date of granting.

Plan B: All RSUs shall vest after three years from the date of granting.

Plan C: Over the three-year period from the date of granting, one-third of the number of granted RSUs shall vest after each one-year period.

Plan D: All RSUs shall vest when the Recipient ceases to hold all the positions that he or she holds as a director, a corporate executive officer and/or any other officer at, and, if applicable, ceases to be an employee of, the Group Companies.

Plan E: In principle, all RSUs shall vest when the Recipient ceases to hold a position as a Senior Executive of the Corporation.

Plan F: All RSUs shall vest after one year from the date of granting.

Details of the plan applicable to RSUs related to the Disposal of Treasury Shares are as follows:

Plan	Details	Relevant Series
Plan A	On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the ninth anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day), a position as a director of the Corporation, all RSUs held by the Recipient shall vest on the first day of the month following the month of the ninth anniversary of the date of grant (if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold his or her position as a director of the Corporation (and if such Recipient is a U.S. taxpayer, the Recipient ceases to hold his or her position in a way that such loss of position constitutes a “separation from service” as defined under U.S. Treasury Regulation Section 1.409A-1(h)), due to his or her death or any other justifiable reason that is approved by and subject to the discretion of the Compensation Committee (which shall be accepted by the Compensation Committee unless there is a special circumstance, for purposes of this Plan A) at a certain time after the loss of such position with the Corporation, the outstanding RSUs at the time of the loss of such position shall vest and the Number of Shares for RSUs shall be delivered or, if special circumstances make it difficult to deliver such shares or the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value in lieu of delivery of such shares.	Seventh Series RSUs (granted on July 25, 2024) Thirteenth Series RSUs (granted on July 25, 2025)
Plan B	On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and the first day of the month following the month of the third anniversary of the date of grant (or, if such date falls on a holiday of the Corporation, the following business day), a position as a director, a corporate executive officer and/or any other officer at, or an employee of, any of the Group Companies, all RSUs held by the Recipient shall vest on the first day of the month following the month of the third anniversary of the date of grant (or, if such date falls on a holiday of the Corporation, the following business day); provided, however, if, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by and subject to the discretion of the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies, a pro-rata portion of the outstanding RSUs shall vest and the Number of Shares for RSUs shall be delivered or, if special circumstances make it difficult to deliver such shares or the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value in lieu of delivery of such shares; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the date of grant of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee, the Representative Corporate Executive Officer or the Senior Executive in charge of Human Resources of the Corporation may adjust the Number of Shares for RSUs within the number of RSUs that the Recipient holds, with the entity or individual authorized to make such adjustment determined based on the type of termination or such other criteria as set forth in the Corporation’s internal rules related to RSUs.	Third Series RSUs (granted on July 25, 2023) Eighth Series RSUs (granted on July 25, 2024) Fourteenth Series RSUs (granted on July 25, 2025)

Plan C	On the condition that the Recipient holds, throughout the period between the date of grant of the RSUs and each date of vesting set out in column (1) of the table below, a position as a director, a corporate executive officer and/or any other officer at, or an employee of any of the Group Companies, the RSUs shall vest on each date of vesting as set out in column (2) of the table below (or, if the date falls on a holiday of the Corporation, the following business day). The number of the units that vest on the first day of the month following the month of the first anniversary of the date of grant or the first day of the month following the month of the second anniversary of the date of grant will be rounded down to the nearest one (1) units.		Sixth Series RSUs (granted on November 27, 2023) Ninth Series RSUs (granted on July 25, 2024) Twelfth Series RSUs (granted on November 25, 2024) Fifteenth Series RSUs (granted on July 25, 2025)
	< Date of vesting > (1)	< Number of vesting units > (2)
	a. First day of the month following the month of the first anniversary of the date of grant	One-third of the number of units granted
	b. First day of the month following the month of the second anniversary of the date of grant	One-third of the number of units granted
	c. First day of the month following the month of the third anniversary of the date of grant	Remaining number of units granted
If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies due to his or her death or any other justifiable reason that is approved by and subject to the discretion of the Compensation Committee or the Representative Corporate Executive Officer of the Corporation, at a certain time after the loss of such position with the Group Companies, a pro-rata portion of the outstanding RSUs shall vest and the Number of Shares for RSUs shall be delivered or, if special circumstances make it difficult to deliver such shares or the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value in lieu of delivery of such shares; the pro-rata portion of RSUs shall be determined by the Corporation according to the length of time between the grant date of the RSUs and the date of the loss of such position with the Group Companies. However, the Compensation Committee, the Representative Corporate Executive Officer or the Senior Executive in charge of Human Resources of the Corporation may adjust the Number of Shares for RSUs within the number of RSUs that the Recipient holds, with the entity or individual authorized to make such adjustment determined based on the type of termination or such other criteria as set forth in the Corporation's internal rules related to RSUs.

Plan D

All the RSUs held by the Recipient shall vest on the date specified below corresponding to the period in which the Recipient ceases to hold all the positions that he or she holds as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, any of the Group Companies (or, if the date falls on a holiday of the Corporation, the following business day). If the Recipient ceases to hold all of his or her positions mentioned above before the first day of the month following the month of the first anniversary of the date of grant, the date of vesting shall be adjusted to fall after the date on which the annual securities report of the Corporation for the fiscal year in which the date of grant falls (or, if the date of grant falls within six months after the start of the fiscal year of the Corporation, the semi-annual securities report of the Corporation) has been filed. In addition, the Corporation may adjust the date of the vesting within a reasonable extent from the perspective of administrative procedures.

Fourth Series RSUs (granted on July 25, 2023) Tenth Series RSUs (granted on July 25, 2024)
	< Period >	< Vesting Date (JST) >
	a. April 1 to July 17	August 1 of the same year
	b. July 18 to November 16	December 1 of the same year
	c. November 17 to March 31	April 15 immediately following the Period described on the left
If, before the vesting, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies due to his or her death, at a certain time after the loss of such position with the Group Companies, the outstanding RSUs at the time of his or her death shall vest and the Number of Shares for RSUs shall be delivered or, if special circumstances make it difficult to deliver such shares or the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value in lieu of delivery of such shares.

(4) Method and Timing of Delivery of the Shares

After the vesting, the Corporation will promptly deliver the amount of Shares corresponding to the Number of Shares for RSUs by way of issuing new shares or transferring treasury shares pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of monetary compensation receivables against the Group Companies that are provided by the Group Companies to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of the Related Companies in relation to the monetary compensation receivables that are granted to such Recipients of the Related Companies). However, if deemed necessary by the Corporation, instead of the Related Companies granting a monetary compensation receivable to the Recipient, the Corporation may take measures it deems appropriate, such as having such Related Companies pay money to such Recipient in an amount equal to the amount of such monetary compensation receivable. In this case, such Recipient shall acquire the Shares in the Number of Shares for RSUs by paying cash to the Corporation in exchange for the Shares. If the total number of issued shares of common stock of the Corporation increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the Number of Shares for RSUs to be delivered by multiplying such number by the ratio of the consolidation or split.

In addition, the amount to be paid per share for the Shares to be issued or transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the Share in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such issuance or transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favorable to the Recipients and within a range that will be in compliance with applicable laws and regulations.

If any special circumstances make it difficult to deliver the Shares or if the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value as a substitute for the delivery of the Shares.

(5) Events that would extinguish the RSUs

In the event that (i) the Recipient chooses to forego his or her RSUs by the date of vesting, or (ii) the Recipient is subject to imprisonment or other serious criminal penalty, (iii) a petition for the commencement of bankruptcy proceedings, the commencement of civil rehabilitation proceedings or the commencement of any other similar proceedings is filed against the Recipient, (iv) a petition for attachment, provisional attachment, provisional disposition, compulsory execution or public auction is filed against the Recipient, or the Recipient receives a penalty for any default on the payment of taxes or other public dues, or (v) certain other events stipulated in advance by the Corporation occur, all of the unvested RSUs will be extinguished.

(6) Handling in the event where reorganization or any other similar events occur

If a proposal with respect to a merger agreement under which the Corporation will be dissolved, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver to the Recipients the Shares, compensation, or shares of the other party to such reorganization in the number or amount reasonably stipulated in accordance with the resolution of the Compensation Committee or the decision of the Representative Corporate Executive Officer of the Corporation based on the period that has elapsed between the date of grant and the effective date of such reorganization or any other factors.

Pursuant to the decision of the Representative Corporate Executive Officer of the Corporation dated July 17, 2026 and based on the delegation of authority approved by resolutions of the Board of Directors of the Corporation, the Disposal of Treasury Shares will be carried out upon the vesting of a certain number of the Third, Fourth, Sixth, Seventh, Eighth, Ninth, Tenth, Twelfth, Thirteenth, Fourteenth and Fifteenth Series RSUs on August 3, 2026.

3.  Basis of Calculation of the Payment Amount and Specific Details thereof

The Disposal of Treasury Shares shall be carried out under the Plan through an in-kind contribution to the Corporation of the monetary compensation receivables that are provided by the Group Companies (the Corporation will jointly assume the obligation of the Related Companies owed toward the director, officer or employee of such Related Company arising from the monetary compensation receivables granted to such director, officer or employee).

The disposal price for the Disposal of Treasury Shares shall be 3,438 yen, which is the closing price of the Shares in the regular trading thereof on the Tokyo Stock Exchange, Inc. on July 16, 2026 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made a decision on the Disposal of Treasury Shares). We believe that the disposal price is reasonable as it is the market stock price immediately prior to the date on which the Representative Corporate Executive Officer of the Corporation made the decision relating to the Disposal of Treasury Shares, and we also believe that the disposal price does not represent a price that is particularly favorable to the Recipients.

End of Document